UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Fidelity Master Portfolios LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

245 Summer Street

Boston, Massachusetts 02210

Telephone Number (including area code): 617-563-7000

Name and address of agent for service of process:

Marc R. Bryant

245 Summer Street

Boston, MA 02210

_________________________________________________________________________________________

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes	[ ]	No	[X]

_________________________________________________________________________________________

Item 1.

Exact name of registrant.

Fidelity Master Portfolios LLC

Item 2.

Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Delaware (June 2, 2017)

Item 3.

Form of organization of registrant (for example, corporation, partnership, trust, joint stock company,

association, fund).

Limited Liability Company

Item 4.

Classification of registrant (face amount certificate company, unit investment trust, or management company).

Registrant is a management company

Item 5.

If registrant is a management company:

(a)

state whether registrant is a “closed-end” company or an “open-end” company;

Registrant is an open-end company

(b)

state whether registrant is registering as a “diversified” company or a “non-diversified” company.

Registrant is registering as a diversified company

Item 6.

Name and address of each investment adviser of registrant.

FMR Co., Inc.

245 Summer Street

Boston, MA 02210

Geode Capital Management, LLC

One Post Office Square, 20th Floor

Boston, MA 02109

Item 7.

If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

The address for each officer and director identified below is: 245 Summer Street, Boston, MA 02210.

Brian B. Hogan

Director and Vice President

Donald F. Donahue

Director

David A. Rosow

Director

Garnett A. Smith

Director

Carol B. Tomé

Director

Michael E. Wiley

Director

Adrien E. Deberghes

President and Treasurer

Howard J. Galligan

Chief Financial Officer

Marc Bryant

Secretary and Chief Legal Officer

William C. Coffey

Assistant Secretary

Renee Stagnone

Assistant Treasurer

Rieco Mello

Assistant Treasurer

Jonathan Davis

Assistant Treasurer

Stephanie J. Dorsey

Assistant Treasurer

Colm Hogan

Assistant Treasurer

Chris Maher

Assistant Treasurer

Stacie M. Smith

Assistant Treasurer

Marc Spector

Assistant Treasurer

Elizabeth Paige Baumann

Anti-Money Laundering (AML) Officer

James Gryglewicz

Chief Compliance Officer

Anthony R. Rochte

Vice President

Joseph DeSantis

Vice President

Item 8.

If registrant is an unincorporated investment company not having a board of directors:

(a)

state the name and address of each sponsor of registrant;

NOT APPLICABLE

(b)

state the name and address of each officer and director of each sponsor of registrant;

NOT APPLICABLE

(c)

state the name and address of each trustee and each custodian of registrant;

NOT APPLICABLE

Item 9.

(a)

State whether registrant is currently issuing and offering its securities directly to the public

(yes or no).

No

(b)

If registrant is currently issuing and offering its securities to the public through an underwriter,

state the name and address of such underwriter.

NOT APPLICABLE

(c)

If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

No

(d)

State whether registrant has any securities currently issued and outstanding (yes or no).

No

(e)

If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

NOT APPLICABLE

Item 10.

State the current value of registrant’s total assets.

-0-

Item 11.

State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No

Item 12.

Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.

NOT APPLICABLE

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Boston and the Commonwealth of Massachusetts on the 16th day of August, 2017.

Fidelity Master Portfolios LLC

By:	/s/Adrien E. Deberghes____	Attest:	/s/Marc R. Bryant__________
	Adrien E. Deberghes		Marc R. Bryant
	President and Treasurer		Secretary and Chief Legal Officer